CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) UNAUDITED—PREPARED BY MANAGEMENT

Nevsun Resources Ltd. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	September 30, 2018	December 31, 2017

Assets

Current Assets
Cash and cash equivalents	2	$88,681	$124,598
Restricted cash	2, 11	5,260	-
Accounts receivable		21,368	29,701
Prepaid expenses and other current assets		5,874	2,305
Inventories	3	97,017	72,261
		218,200	228,865

Non-current assets
Inventories	3	11,614	14,926
Other non-current assets		4,219	-
Mineral properties, plant and equipment	4	832,663	842,561
		848,496	857,487
Total assets		$1,066,696	$1,086,352

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$82,627	$62,943
Dividends payable	5	-	3,022
Provision for Lower Zone commitment		108	581
		82,735	66,546

Non-current liabilities
Deferred income taxes		36,968	32,722
Provisions for mine closure and reclamation		33,870	33,943
		70,838	66,665
Total liabilities		$153,573	$133,211

Equity
Share capital	5	$704,176	$702,822
Share-based payments reserve	5	11,204	10,432
Retained earnings		58,001	90,540

Equity attributable to Nevsun shareholders		773,381	803,794

Non-controlling interest		139,742	149,347
Total equity		$913,123	$953,141
Total liabilities and equity		$1,066,696	$1,086,352

Contingencies (note 11)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nevsun Resources Ltd. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Revenues	6	$71,608	$71,036	$254,764	$208,774
Cost of sales
Operating expenses		(53,360)	(42,104)	(160,681)	(127,314)
Royalties		(3,916)	(3,402)	(14,361)	(13,324)
Depreciation and depletion		(16,982)	(15,937)	(61,594)	(41,856)
Impairment reversal (charges)	4	-	2,692	4,992	(67,043)
Earnings (loss) from mine operations		(2,650)	12,285	23,120	(40,763)

Exploration expenses	7	(4,178)	(12,223)	(13,955)	(40,545)
Administrative expenses		(13,566)	(5,551)	(28,020)	(16,220)
Finance income		242	635	872	1,350
Finance costs		(519)	(486)	(1,557)	(1,458)
Income (loss) before taxes		(20,671)	(5,340)	(19,540)	(97,636)

Income tax (expense) recovery		801	(3,049)	(9,077)	(4,082)
Net loss and comprehensive loss		$(19,870)	$(8,389)	$(28,617)	$(101,718)

Net income (loss) and comprehensive income (loss) attributable to:
Nevsun shareholders		$(18,670)	$(11,564)	$(32,539)	$(81,001)
Non-controlling interest		(1,200)	3,175	3,922	(20,717)
		$(19,870)	$(8,389)	$(28,617)	$(101,718)

Loss per share attributable to Nevsun shareholders	5
Basic		$(0.06)	$(0.04)	$(0.11)	$(0.27)
Diluted		(0.06)	(0.04)	(0.11)	(0.27)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nevsun Resources Ltd. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

	Three months ended September 30,			Nine months ended September 30,
	Note	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Operating activities
Net loss		$(19,870)	$(8,389)	$(28,617)	$(101,718)
Items not involving the use (receipt) of cash
Depreciation and depletion		17,085	15,961	61,917	41,894
Impairment charges (reversal)	4	-	(2,692)	(4,992)	67,043
Income tax expense (recovery)		(801)	3,049	9,077	4,082
Share-based compensation		410	491	1,013	1,531
Provision for inventory obsolescence		-	(664)	-	(312)
Other		278	142	623	428
		(2,898)	7,898	39,021	12,948
Changes in non-cash operating working capital
Accounts receivable and prepaids		(5,540)	(986)	4,475	(11,250)
Inventories		(4,819)	(5,794)	(20,090)	(2,742)
Accounts payable and accrued liabilities		230	(3,323)	12,085	6,557

Cash generated from operating activities		(13,027)	(2,205)	35,491	5,513
Income taxes paid		-	-	(8,000)	(18,794)

Net cash provided by (used in) operating activities		(13,027)	(2,205)	27,491	(13,281)
Investing activities
Expenditures on mineral properties, plant and equipment		(31,582)	(6,279)	(50,015)	(13,362)
Change in non-cash working capital related to investing activities		8,150	(4,914)	4,766	(2,559)
Restricted cash held in trust for construction contract	2	(8)		(2,250)	-

Net cash used in investing activities		(23,440)	(11,193)	(47,499)	(15,921)
Financing activities
Dividends paid to Nevsun shareholders	5	-	(2,742)	(2,724)	(16,067)
Distribution to non-controlling interest		-	(4,000)	(14,000)	(8,000)
Amounts repaid by non-controlling interest, including interest		-	-	-	5,000
Issuance of common shares, net of issue costs		65	-	815	245

Net cash received (used) in financing activities		65	(6,742)	(15,909)	(18,822)
Decrease in cash and cash equivalents		(36,402)	(20,140)	(35,917)	(48,024)
Cash and cash equivalents, beginning of period		125,083	171,372	124,598	199,256
Cash and cash equivalents, end of period		$88,681	$151,232	$88,681	$151,232

Supplementary cash flow information (note 2)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nevsun Resources Ltd. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars, except number of shares)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings (Restated – Note 12)	Equity attributable to Nevsun shareholders	Non-controlling interest (Restated – Note 12)	Total equity
December 31, 2016	301,322,891	$700,133	$12,775	$183,465	$896,373	$166,086	$1,062,459

Exercise of stock options	81,333	245	-	-	245	-	245
Transfer to share capital on exercise of stock options	-	107	(107)	-	-	-	-
Stock options reclassified to cash-settled units	-	-	(1,718)	1,718	-	-	-
Share-based payments	-	-	1,644	-	1,644	-	1,644
Shares issued as part of dividend reinvestment program (“DRIP”)	682,952	2,070	-	-	2,070	-	2,070
Loss for the period	-	-	-	(81,001)	(81,001)	(20,717)	(101,718)
Dividends declared	-	-	-	(9,060)	(9,060)	-	(9,060)
Distribution to non-controlling interest	-	-	-	-	-	(8,000)	(8,000)
Spending on Lower Zone commitment	-	-	-	-	-	5,200	5,200
September 30, 2017 (Restated – note 12)	302,087,176	$702,555	$12,594	$95,122	$810,271	$142,569	$952,840
December 31, 2017	302,212,480	$702,822	$10,432	$90,540	$803,794	$149,347	$953,141

Exercise of options	271,002	815	-	-	815	-	815
Transfer to share capital on exercise of stock options	-	241	(241)	-	-	-	-
Share-based payments	-	-	1,013	-	1,013	-	1,013
Shares issued as part of DRIP	109,190	298	-	-	298	-	298
Income (loss) for the period	-	-	-	(32,539)	(32,539)	3,922	(28,617)
Distribution to non-controlling interest	-	-	-	-	-	(14,000)	(14,000)
Spending on Lower Zone commitment	-	-	-	-	-	473	473
September 30, 2018	302,592,672	$704,176	$11,204	$58,001	$773,381	$139,742	$913,123

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

1.	Reporting entity and basis of presentation

a	Reporting Entity

Nevsun Resources Ltd. (“Nevsun” or “the Company”) is a mid-tier base metals company. The Company is incorporated and domiciled in Canada. These condensed consolidated interim financial statements (“interim financial statements”) of the Company as at and for the three and nine months ended September 30, 2018 include the accounts of the Company and its subsidiaries.

The Company’s two principal assets are its ownership interest in the Timok project, a copper-gold development project in Serbia (“Timok Project”), and its 60% owned Bisha Mine in Eritrea (owned via an Eritrean-registered corporation, Bisha Mining Share Company (“BMSC”)). The Company owns a 100% interest in the Upper Zone of the Timok Project and currently owns a 60.4% interest in the Lower Zone of the Timok Project with Freeport-McMoRan Inc. (“Freeport”) owning the remaining interest in the Lower Zone, which represents a non-controlling interest. Nevsun’s 40% partner in the Bisha Mine is the State-owned Eritrean National Mining Corporation (“ENAMCO”), which also represents a non-controlling interest.

On September 14, 2018, Zijin Mining Group Company Limited (“Zijin”) commenced a take-over bid to acquire all of the issued and outstanding shares of Nevsun for CAD $6.00 per share in cash (the “Offer”). Zijin and the Company entered into a pre-acquisition agreement dated September 4, 2018 (the “Pre-Acquisition Agreement”) pursuant to which Zijin agreed to make the Offer and the Company’s Board of Directors agreed to endorse and recommend the Offer to the Company’s shareholders, all subject to the conditions set for in the Pre-Acquisition Agreement and which are described in Zijin’s take-over bid circular and the Company’s directors’ circular, both dated September 14, 2018 (the “Circulars”).  The Offer is valued at CAD $1.86 billion ($1.41 billion) and is not subject to any financing conditions. The Offer is subject to certain specified conditions being satisfied, or where permitted, waived at the expiry time or such earlier or later time during which the Company’s issued and outstanding shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer, and not withdrawn 50% of the Company’s issued and outstanding shares together with certain shareholder rights plan rights, which is a non-waivable condition; (ii) there having been validly deposited  under the Offer and not withdrawn 66 2/3% of the Company’s issued and outstanding shares together with certain shareholder rights plan rights; (iii) certain  regulatory approvals having been obtained; and (iv) there not having occurred, prior to the expiry date, a Material Adverse Effect (as defined in the Pre-Acquisition Agreement) with respect to the Company. Management expects the Offer to be completed in the fourth quarter of 2018 or in the first quarter of 2019. If the Pre-Acquisition Agreement is terminated in certain circumstances described in the Pre-Acquisition Agreement, including failure to obtain the necessary approvals from relevant authorities in China, subject to certain exceptions, Zijin will be required to pay the Company a reverse termination payment of $50 million. If the Offer is not completed as a result of a superior proposal, or in certain other circumstances described in the Pre-Acquisition Agreement, the Company will be required to pay Zijin a termination payment of $50 million. In accordance with the Company’s share-based compensation plans, all of the Company’s share-based awards including stock options, restricted share units, performance share units and deferred share units will automatically vest upon a change of control. Additional information is available in the Circulars which are available under the Company’s profile on SEDAR at www.sedar.com.

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

1.	Reporting entity and basis of presentation (continued)

b	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2017.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 24, 2018.

c	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as outlined below. Accordingly, they should be read in conjunction with the Company’s most recent annual financial statements.

i.	IFRS 9 – Financial Instruments

Effective January 1, 2018, the Company has adopted IFRS 9 – Financial Instruments. IFRS 9 provides three different measurement categories for non-derivative financial assets – subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income – while all non-derivative financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value.

The implementation of the new standard has not had a material impact on the measurement of the Company’s reported financial results; however additional disclosures have been provided.

Under IFRS 9, the Company’s accounting policy for financial instruments is as follows:

Financial assets

The Company initially recognizes financial assets on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies all of its financial assets, except trade receivables, as subsequently measured at amortized cost. Trade receivables are derivatives and are measured at fair value through profit or loss (“FVTPL”; see note 1(c)(ii)). All financial assets that do not meet the criteria to be recognized as subsequently measured at amortized cost or subsequently measured at fair value through other comprehensive income are classified as FVTPL.

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

1.	Reporting entity and basis of presentation (continued)

c	Significant accounting policies (continued)

i.	IFRS 9 – Financial Instruments (continued)

Financial liabilities

The Company measures all of its financial liabilities as subsequently measured at amortized cost. Financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

ii.	IFRS 15 – Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 – Revenue from Contracts with Customers. The new standard requires a methodology of recognizing revenue in line with the transfer of control of promised goods or services and allocating revenue to separately identifiable goods or services identified within a contract, based on their relative stand-alone selling price. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria.

The implementation of the new standard has not had a material impact on the Company’s reported financial results, however additional disclosures have been provided (see note 6).

Under IFRS 15, the Company’s accounting policy is as follows:

Revenue is recognized by the Company when the following conditions have both been met: the Company has the present right to payment for the transferred asset, and the customer has obtained control of the asset. Because sales are completed in the form of executed sales contracts whereby final prices are determined by quoted market prices on a date subsequent to the date of sale, revenue is recorded on a provisional basis based on current market prices on the date control is transferred to the customer. Each period end, prior to final settlement, adjustments are made to the provisional sale price based on movements in quoted forward market prices up to the date of final price determination. This variable pricing adjustment mechanism constitutes a derivative financial instrument and is accounted for at fair value through profit or loss in accordance with IFRS 9 – Financial Instruments, with changes in fair value recorded as an adjustment to revenue. Any variances in the measurements of final metal concentrate weight and/or metal content are also recognized as adjustments to revenue.

Revenue is presented net of treatment and refining charges and penalties. The Company includes proceeds from the sale of by-products in revenue.

iii.	Voluntary change in accounting policy – Exploration and evaluation expenditures

Effective December 31, 2017, the Company implemented a voluntary change in accounting policy with respect to exploration and evaluation expenditures. As such, certain prior period amounts within these interim financial statements have been restated in accordance with the new policy. Refer to note 12 for additional disclosure regarding the effects of change.

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

1.	Reporting entity and basis of presentation (continued)

d	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

e	Changes in accounting standards

IFRS 16 – Leases

On January 1, 2019, the Company will adopt IFRS 16 – Leases, replacing IAS 17 – Leases. The new standard aims to bring most leases into which a lessee has entered on-balance sheet and provides new guidelines under which a lessee must evaluate and measure a contract that contains a lease. The Company continues to evaluate the financial impact the new standard will have on its financial results and is currently reviewing its agreements under the requirements of the new standard. The Company expects adoption of the new standard to result in an increase in assets and liabilities on the balance sheet, a corresponding increase in depreciation and interest expense and a decrease in operating expenses. Further updates will be provided in the Company’s annual 2018 financial statements. While the Company does expect the new standard to have an impact on its financial statements, it cannot yet conclude whether this impact will be material.

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

2.	Supplemental cash information

	September 30, 2018	December 31, 2017
Cash	$88,627	$59,504
Cash equivalents	54	65,094
Restricted cash	5,260	-
Total cash, cash equivalents and restricted cash	$93,941	$124,598

The Company maintains virtually all cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

Of the Company’s restricted cash, $3,010 was held in trust related to the Canaccord settlement (note 11) and $2,250 supports a bank guarantee, which will be redeemed in December 2018, in connection with a construction contract at the Timok Project.

Supplementary information for the statements of cash flows is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Non-cash investing and financing transactions
Shares issued as part of DRIP	$-	$277	$298	$2,070
Closure and reclamation increase (decrease) in mineral properties, plant and equipment	820	196	(1,630)	(609)
Depreciation added to (relieved from) inventory	(1,290)	(2,981)	(101)	(1,038)
Depreciation included in inventory impairment charge (reversal)	-	(145)	-	6,202

3.	Inventories

	September 30, 2018	December 31, 2017
Materials and supplies	$68,113	$52,230
Work-in-progress	19,830	20,592
Finished goods – concentrates	20,688	14,365
Total inventories	$108,631	$87,187
Less: non-current portion of ore in stockpiles	(11,614)	(14,926)
Inventory recorded as a current asset	$97,017	$72,261

The non-current portion of ore in stockpiles as at September 30, 2018 consisted of primary ore (zinc-only) of $9,775 and supergene ore of $1,839 (December 31, 2017 – $13,087 and $1,839, respectively). Depreciation of $6,269 is included in work-in-progress and finished goods inventories at September 30, 2018 (December 31, 2017 – $6,370).

All inventories are located at the Bisha Mine.

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

4.	Mineral properties, plant and equipment

The Company’s properties are located in Serbia, Eritrea and Macedonia. The principal property in Serbia is the Brestovac – Metovnica exploration license which hosts the Timok Project. The Company also holds as part of the Timok Project three additional exploration licenses. The Company holds eight additional exploration licenses in the Bor region of Serbia that form the Tilva Joint Venture with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). All exploration expenditures on these eight exploration licenses are funded by Rio Tinto. The Company also holds eleven additional 100%-owned exploration licenses in Serbia.

The properties in Eritrea consist of two mining licenses, Bisha and Harena, and two exploration licenses, Tabakin and New Mogoraib. All properties are subject to a mining agreement with the Government of Eritrea. The Bisha mining license was granted in 2008 for an initial period of 20 years and the Harena mining license was granted in 2012 for 10 years. Both licenses can be extended if required. The Tabakin exploration license was granted in 2016 for 10 years before land relinquishment requirements begin. The New Mogoraib license, also granted in 2016, is valid for three years with no relinquishments, followed by two one-year renewals with a 25% annual area reduction after year three.

Properties in Macedonia include one exploration permit and seven pending exploration permits.

Costs classified as mineral properties represent historic acquisition costs and exploration, evaluation and development costs at Bisha and Harena, incurred subsequent to the declaration of the initial reserves on those exploration licenses.

As at September 30, 2018, the Company had commitments to purchase and unsettled obligations for property, plant and equipment of $8,764 (December 31, 2017 – $1,782).

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

4.	Mineral properties, plant and equipment (continued)

Nine months ended September 30, 2018	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2017	$548,900	$8,310	$36,440	$512,874	$1,106,524
Additions	21,785	5,945	2,114	20,453	50,297
Disposals	-	-	-	(719)	(719)
Change in reclamation obligation	-	-	-	(1,630)	(1,630)
Reversal of impairment	-	-	-	13,179	13,179
Transfers	-	(9,334)	-	9,334	-
September 30, 2018	$570,685	$4,921	$38,554	$553,491	$1,167,651
Accumulated depreciation
December 31, 2017	$-	$-	$20,142	$243,821	$263,963
Charge for the period	-	-	3,205	60,334	63,539
Disposals	-	-	-	(701)	(701)
Reversal of impairment	-	-	-	8,187	8,187
September 30, 2018	-	-	23,347	311,641	334,988
Net book value September 30, 2018	$570,685	$4,921	$15,207	$241,850	$832,663

Nine months ended September 30, 2017 (Restated – note 12)	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2016	$547,331	$308	$33,865	$535,970	$1,117,474
Additions	501	6,137	1,778	4,929	13,345
Transfers to inventory	-	-	-	(5,296)	(5,296)
Change in reclamation obligation	-	-	-	(609)	(609)
Impairment charge	-	-	-	(29,621)	(29,621)
September 30, 2017	$547,832	$6,445	$35,643	$505,373	$1,095,293
Accumulated depreciation
December 31, 2016	$-	$-	$17,079	$205,425	$222,504
Charge for the period	-	-	2,189	40,416	42,605
Impairment charge	-	-	-	(18,703)	(18,703)
September 30, 2017	-	-	19,268	227,138	246,406
Net book value September 30, 2017	$547,832	$6,445	$16,375	$278,235	$848,887

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

5.	Share capital and reserves

a.	Stock options

The three months ended September 30, 2018 included $410 (three months ended September 30, 2017 – $491) in share-based payment costs related to stock options, all of which are presented in administrative expenses.

The nine months ended September 30, 2018 included $1,013 (nine months ended September 30, 2017 – $1,644) in share-based payment costs related to stock options, all of which are presented in administrative expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2017	9,364,433	$3.47
Granted	570,000	3.10
Exercised	(271,002)	3.92
Forfeited or expired	(2,506,198)	3.76
Outstanding, September 30, 2018	7,157,233	$3.33

The weighted average share price of the Company on the dates options were exercised during the nine months ended September 30, 2018, was CAD $4.45. The weighted average price of options exercisable at the end of the period was CAD $3.73.

b.	Earnings (loss) per share

The calculation of earnings per share is based on the following data:

Three months ended September 30,			Nine months ended September 30,
	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Net loss attributable to Nevsun shareholders	$(18,670)	$(11,564)	$(32,539)	$(81,001)
Effect of dilutive securities	-	-	-	-
Diluted net loss attributable to Nevsun shareholders	$(18,670)	$(11,564)	$(32,539)	$(81,001)
Weighted average number of common shares outstanding for the purpose of basic loss per share (000s)	302,589	302,075	302,423	301,943
Dilutive options and stock appreciation rights	-	-	-	-
Weighted average number of common shares outstanding for the purpose of diluted loss per share (000s)	302,589	302,075	302,423	301,943
Loss per share
Basic	$(0.06)	$(0.04)	$(0.11)	$(0.27)
Diluted	(0.06)	(0.04)	(0.11)	(0.27)

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

5.	Share capital and reserves (continued)

c.	Dividends

The Company announced in January 2018 that it would be suspending declarations of dividends, and as such no dividends were declared by the Company during the nine months ended September 30, 2018. During the nine months ended September 30, 2017, the Company declared three dividends of $0.01 per share for total declarations of $9,060.

6.	Revenues

Three months ended September 30,			Nine months ended September 30,
	2018	2017	2018	2017
Zinc concentrate sales	$50,192	$59,778	$208,344	$169,860
Zinc concentrate mark-to-market adjustments	(4,799)	2,450	(19,670)	(74)
Zinc concentrate by-product sales	148	316	1,855	7,640
Zinc concentrate treatment charges	(1,291)	(2,863)	(3,686)	(10,445)
Total revenue from zinc concentrate contracts	44,250	59,681	186,843	166,981
Copper concentrate sales	26,250	9,479	63,759	29,216
Copper concentrate mark-to-market adjustments	(1,464)	(227)	(2,170)	459
Copper concentrate by-product sales	5,890	2,447	14,652	8,311
Copper concentrate treatment and refining charges	(3,318)	(1,605)	(8,320)	(4,908)
Total revenue from copper concentrate contracts	27,358	10,094	67,921	33,078
Other	-	1,261	-	8,715
	$71,608	$71,036	$254,764	$208,774

Mark-to-market adjustments on sales of zinc and copper concentrates consist of provisional and final pricing adjustments, as well as physical quantity adjustments, made prior to the finalization of the sales contract. Other revenue in 2017 consists of stockpiled gold and silver bearing ore shipped directly to buyers.

The Company’s sales contracts are provisionally priced with provisional pricing periods lasting typically one to four months with provisional pricing adjustments recorded to revenue as market prices vary. The Company’s products are transferred to its customers as at a point in time. As at September 30, 2018, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $8,996, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed.

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

7.	Exploration Expense

For the three and nine months ended September 30, 2018 and 2017, the Company incurred the following exploration expenses:

Three months ended September 30,			Nine months ended September 30,
	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
BMSC	$1,082	$1,859	$4,313	$7,421
Timok – Brownfield exploration	2,279	5,250	6,899	18,974
Timok – Lower Zone	34	4,517	1,218	13,212
Other properties	783	597	1,525	938
	$4,178	$12,223	$13,955	$40,545

8.	Financial instruments

Zinc and copper concentrates sales receivables of $4,313 and amounts refundable of $2,235 (December 31, 2017 – receivables of $16,556) are carried at fair value as the receivables and amounts refundable are derivatives due to the provisional pricing of these sales contracts. The receivables and amounts refundable are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the zinc and copper concentrates or direct shipment sales. There were no changes to the method of fair value measurement during the period.

Except for the Company’s zinc and copper concentrate trade receivables and amounts refundable, the fair values of the Company’s financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

9.	Segment information

Results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The Company conducts its business in two principal operating segments: the development project in Europe (Timok Project, plus other assets) and the mining operations in Africa (BMSC). For segmented reporting purposes, the Company’s reportable operating segments are comprised of Europe, Africa, and all other business activities and operating segments that are not reportable (North America).

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

9.	Segment information (continued)

The principal products of the Company’s mining operations in Africa are zinc and copper concentrates, containing by-products of gold and silver. Cash and cash equivalents of $84,957 are held in banks outside of Africa at September 30, 2018 (December 31, 2017 – $116,099). Information related to the reportable operating segments is as follows:

Total Assets	September 30, 2018	December 31, 2017
Europe	$542,935	$501,700
Africa	455,121	472,411
North America	68,640	112,241
Total	$1,066,696	$1,086,352
Total liabilities	September 30, 2018	December 31, 2017
Europe	$10,512	$6,244
Africa	125,300	117,394
North America	17,761	9,573
Total	$153,573	$133,211

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Three months ended September 30,
	2018	2017	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Europe	$-	$-	$-	$-	$(2,683)	$(10,422)
Africa	71,608	71,036	74,258	61,443	(1,801)	4,762
North America	-	-	-	-	(14,186)	(5,904)
Total	$71,608	$71,036	$74,258	$61,443	$(18,670)	$(11,564)

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Nine months ended September 30,
	2018	2017	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Europe	$-	$-	$-	$-	$(9,839)	$(33,397)
Africa	254,764	208,774	236,636	182,494	5,883	(31,074)
North America	-	-	-	-	(28,583)	(16,530)
Total	$254,764	$208,774	$236,636	$182,494	$(32,539)	$(81,001)

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

10.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (“BMSC”), as at September 30, 2018 and December 31, 2017. The information is presented on a 100% basis. As at September 30, 2018, BMSC holds cash and cash equivalents of $23,051 (December 31, 2017 – $22,128).

	September 30, 2018	December 31, 2017
Current assets	$143,078	$123,174
Non-current assets	312,043	349,237
Current liabilities	(55,282)	(50,731)
Non-current liabilities	(70,018)	(66,663)
Net assets	$329,821	$355,017
Net assets attributable to non-controlling interest	$131,930	$142,008

The following table presents the financial results of BMSC for the three and nine months ended September 30, 2018 and 2017, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Revenues	$71,608	$71,036	$254,764	$208,774
Net income (loss) and comprehensive income (loss)	(3,001)	7,936	9,805	(51,791)
Net income (loss) and comprehensive income (loss) attributable to non-controlling interest	(1,200)	3,175	3,922	(20,717)

The following table presents the summary cash flow information of BMSC for the three and nine months ended September 30, 2018 and 2017, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Net cash provided by operating activities	$4,596	$19,050	$64,049	$40,662
Net cash used in investing activities	(17,218)	(8,758)	(28,126)	(14,059)
Net cash used in financing activities	-	(10,000)	(35,000)	(20,000)
Increase (decrease) in cash and cash equivalents	$(12,622)	$292	$923	$6,603

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

10.	Interest in subsidiary (continued)

The following table presents the financial position of the Company’s subsidiary, Rakita Exploration doo (“Rakita”), which holds the Timok Project, as at September 30, 2018 and December 31, 2017. The information is presented on a 100% basis.

	September 30, 2018	December 31, 2017
Current assets	$5,175	$2,954
Non-current assets	536,803	510,341
Current liabilities	(9,524)	(6,487)
Non-current liabilities	(83,570)	(51,555)
Net assets	448,884	455,253
Net assets attributable to non-controlling interest	$7,812	$7,339

The following table presents the financial results of Rakita for the three and nine months ended September 30, 2018 and 2017, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Net loss and comprehensive loss	$(3,202)	$(9,957)	$(8,790)	$(32,369)
Net loss and comprehensive loss attributable to non-controlling interest	(4)	(4,517)	(473)	(13,212)

The following table presents the summary cash flow information of Rakita for the three and nine months ended September 30, 2018 and 2017, respectively.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017 (Restated – note 12)	2018	2017 (Restated – note 12)
Net cash used in operating activities	$(3,568)	$(9,718)	$(11,518)	$(32,130)
Net cash used in investing activities	(6,014)	(1,161)	(17,955)	(3,131)
Net cash provided by financing activities	6,234	9,600	31,195	30,000
Decrease in cash and cash equivalents	$(3,348)	$(1,279)	$1,722	$(5,261)

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

11.	Commitments and contingencies

a.	Legal claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in these interim financial statements.

b.	Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir Minerals Inc. (“Reservoir”) in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project.

In early April 2016, Canaccord and Reservoir entered into an advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). In September 2016, Canaccord filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement.

The claim was heard in the British Columbia Supreme Court (“the Court”) on January 25 and 26, 2018. On April 27, 2018, the Court released its judgment concluding that the Transaction Fee under the April Advisory Agreement should total CAD$9,942. The decision was subsequently appealed by Canaccord and cross-appealed by Reservoir in May 2018. At September 30, 2018, the Company has an additional CAD$3,896 ($3,010) placed in trust representing the Transaction Fee of CAD$9,942 per the Court’s judgement less fees previously paid to Canaccord of CAD$6,047. The amount in trust has been classified as restricted cash.

c.	Environmental bond

As at September 30, 2018, the Company has arranged for the issuance of an environmental performance bond for the Bisha Mine for $65,000 (December 31, 2017 – $40,000) at a cost of 1% per annum.  The environmental performance bond is in favour of the Eritrean Ministry of Energy and Mines and is renewable April 15, 2019.

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

12.	Change in accounting policy

During 2017, the Company conducted a review of its accounting policy with respect to exploration and evaluation expenditures. As a result of this review, management voluntarily changed the accounting policy effective December 31, 2017, and all such expenditures are now expensed until proven and probable mineral reserves have been declared, and the Company believes that further work will add economic value to those reserves. This change was conducted in order to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. The change in accounting policy was made in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and was recognized on a full retrospective basis. Further information on this change is provided in the annual consolidated financial statements for the year ended December 31, 2017.

As at September 30, 2017, the following adjustments were recorded to the consolidated balance sheet:

As at September 30, 2017	As previously reported	Adjustment	Restated
Exploration and evaluation	$640,228	$(92,396)	$547,832
Mineral properties, net book value	35,075	(18,700)	16,375
Plant and equipment, net book value	277,637	598	278,235
Net decrease in assets		(110,498)
Deferred income taxes	$(58,193)	$24,562	$(33,631)
Net decrease in liabilities		(85,936)
Non-controlling interest	$(158,599)	$16,030	$(142,569)
Net decrease in equity		$(69,906)

For the three months ended September 30, 2017, the following adjustments were recorded to the consolidated statement of comprehensive income:

For the three months ended September 30, 2017	As previously reported	Adjustment	Restated
Depreciation and depletion	$(15,987)	$50	$(15,937)
Exploration expenses	-	(12,223)	(12,223)
Income tax expense	(3,736)	687	(3,049)
Decrease in net income		$(11,486)
Net income (loss) and comprehensive income (loss) attributable to:
Nevsun shareholders	$(527)	$(11,037)	$(11,564)
Non-controlling interest	3,624	(449)	3,175
Weighted average shares outstanding (thousands)
Basic	302,075	-	302,075
Diluted	302,075	-	302,075
Loss per share attributable to Nevsun shareholders
Basic	$(0.00)	$(0.04)	$(0.04)
Diluted	(0.00)	(0.04)	(0.04)

Nevsun Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2018 and 2017

12.	Change in accounting policy (continued)

For the nine months ended September 30, 2017, the following adjustments were recorded to the consolidated statement of comprehensive income:

For the nine months ended September 30, 2017	As previously reported	Adjustment	Restated
Depreciation and depletion	$(42,239)	$383	$(41,856)
Exploration expenses	-	(40,545)	(40,545)
Income taxes	(6,756)	2,674	(4,082)
Decrease in net income		$(37,488)
Net loss and comprehensive income loss attributable to:
Nevsun shareholders	$(45,259)	$(35,742)	$(81,001)
Non-controlling interest	(18,971)	(1,746)	(20,717)
Weighted average shares outstanding (thousands)
Basic	301,943	-	301,943
Diluted	301,943	-	301,943
Loss per share attributable to Nevsun shareholders
Basic	$(0.15)	$(0.12)	$(0.27)
Diluted	(0.15)	(0.12)	(0.27)

For the three months ended September 30, 2017, the following adjustments were recorded to the consolidated statement of cash flows:

For the three months ended September 30, 2017	As previously reported	Adjustment	Restated
Net cash provided by (used in) operating activities	$10,018	$(12,223)	$(2,205)
Net cash used in investing activities	(23,416)	12,223	(11,193)
Net change in cash and cash equivalents		$-

For the nine months ended September 30, 2017, the following adjustments were recorded to the consolidated statement of cash flows:

For the nine months ended September 30, 2017	As previously reported	Adjustment	Restated
Net cash provided by (used in) operating activities	$27,264	$(40,545)	$(13,281)
Net cash used in investing activities	(56,466)	40,545	(15,921)
Net change in cash and cash equivalents		$-